SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Under Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 2

Lincoln Snacks Company
______________________________________________________________________
(Name of the Issuer)

Lincoln Snacks Company
Brynwood Partners III L.P.
Lincoln Snacks Acquisition Corp.
Brynwood Management III L.P.
Hendrik J. Hartong, Jr.
John T. Gray
______________________________________________________________________
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value
______________________________________________________________________
(Title of Class of Securities)

534 744 107
______________________________________________________________________
(CUSIP Number of Class of Securities)

Paul G. Hughes, Esq.
Cummings & Lockwood
Four Stamford Plaza
Stamford, Connecticut
(203) 327-1700
______________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.	[X] The filing of solicitation materials or an information statement subject to Regulation 14A (§ § 240.14a-1 through 240.14b-2), Regulation 14C (§ § 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [X].

        Check the following box if the filing is an amendment reporting the results of the transaction:  [   ].

Calculation of Filing Fee

Transaction valuation* Amount of filing fee $901,701 $980.34

        The amount on which the filing fee is calculated is based on the $3.50 per share merger consideration which would be paid for 877,076 shares of Common Stock and the amount which would be paid.

[ X ] Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$980.34
From or Registration No.:	Preliminary Proxy Material
Filing Party	Lincoln Snacks Company
Date Filed:	August 6, and September 7, 2001

Item 1.	Summary Term Sheet.

The information required by Item 1 of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Notice of Annual Meeting and Proxy Statement filed by Lincoln Snacks Company with the Securities and Exchange Commission on August 6, 2001 (the “Proxy Statement”): “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

(a)	The subject company is Lincoln Snacks Company, a Delaware corporation (“Lincoln Snacks”), whose principal executive offices are located at 30 Buxton Farms Road, Stamford, Connecticut 06905; telephone: (203) 329-4545.

(b),(c),(d)	The information required by Items 1002(b), (c) and (d) of Regulation M-A and Item 2 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SUMMARY - Special Meeting; Record Date”; “THE SPECIAL MEETING” and “MARKET INFORMATION.”

(e)	The subject company has not made an underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f)	Except for Brynwood Partners III L.P., none of the filing persons has purchased any shares of Common Stock of Lincoln Snacks during the past two years. The following table summarizes by quarter the purchases of Common Stock of Lincoln Snacks by Brynwood during the past two years.

Quarterly Period	Number of Shares Purchased	Range of Prices Paid	Average Purchase Price

Third Quarter of 1999	158,500	$1.50 - $2.00	$1.97

Fourth Quarter of 1999	10,000	$1.13	$1.13

First Quarter of 2000	215,000	$1.50 - $2.25	$1.37

Second Quarter of 2000	122,500	$1.38 - $2.06	$1.84

Third Quarter of 2000	104,200	$2.00 - $2.08	$2.06

Fourth Quarter of 2000	72,250	$2.08 - $2.25	$2.25

First Quarter of 2001	1,000	$2.06	$2.06

Quarterly Period	Number of Shares Purchased	Range of Prices Paid	Average Purchase Price

Second Quarter of 2001	2,240,775[1]	$1.37	$1.37

Item 3.	Identity and Background of Filing Person

(a)	Set forth below are the name, business address and business telephone numbers for each filing person. Below the information about each filing person is the name and address of each person specified in Instruction C to Schedule 13E-3 for such filing person.

Lincoln Snacks Company (the subject company) 30 Buxton Farm Road Stamford, Connecticut 06905 (203) 329-4545

Hendrik J. Hartong. Jr. (director) Two Soundview Drive Greenwich, Connecticut 06830 (203) 622-1890

John T. Gray (director) Two Soundview Drive Greenwich, Connecticut 06830 (203) 622-1790

Ian B. MacTaggart (director) Two Soundview Drive Greenwich, Connecticut 06830 (203) 622-1790

C. Alan MacDonald (director) 415 Round Hill Road Greenwich, Connecticut 06831 (203) 552-5233

Robert Zwartendijk (director) Heideweg 1 1261 GP Biaricum The Netherlands (203) 329-4545

__________________
[1]	Shares issued upon conversion of a portion of a Convertible Subordinated Debenture dated as of April 1, 1999.

Hendrik J. Hartong III (President and Chief Executive Officer) 30 Buxton Farm Road Stamford, Connecticut 06905 (203) 329-4545

David D. Clarke (Executive Vice President) 30 Buxton Farm Road Stamford, Connecticut 06905 (203) 329-4545

Joanne W. Prier (Vice President and Chief Financial Officer) 30 Buxton Farm Road Stamford, Connecticut 06905 (203) 329-4545

Lincoln Snacks Acquisition Corp. (wholly owned subsidiary of Brynwood Partners III L.P.) Two Soundview Drive Greenwich, Connecticut 06830 (203) 622-1790

Hendrik J. Hartong, Jr. (director and President) (address and phone number included above)

Brynwood Partners III L.P. (majority stockholder of subject company) Two Soundview Drive Greenwich, Connecticut 06830 (203) 622-1790

Brynwood Management III L.P. (general partner) Two Soundview Drive Greenwich, Connecticut 06830 (203) 622-1790

Brynwood Management III L.P. (general partner of majority stockholder) (address and phone number included above)

Hendrik J. Hartong, Jr. (general partner) (address and phone number included above)

John T. Gray (general partner) (address and phone number included above)

Hendrik J. Hartong, Jr. (general partner of general partner of majority stockholder and director of subject company) (address and phone number included above)

John T. Gray (general partner of general partner of majority stockholder and director of subject company) (address and phone number included above)

(b)	Brynwood Partners III L.P. is a private investment partnership organized under the laws of Delaware.

Lincoln Snacks Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Brynwood Partners III L.P., was organized for the purpose of merging with Lincoln Snacks.

Brynwood Management III L.P., a Delaware limited partnership, acts as the general partner of Brynwood Partners III L.P.

(c)	Hendrik J. Hartong, Jr. is a general partner of Brynwood Management III L.P. and Brynwood Management IV L.P., the general partner of Brynwood Partners III L.P. and Brynwood Partners IV L.P. Mr. Hartong is also a general partner of Brynwood Management II L.P., the general partner of Brynwood Partners II L.P. and until December 31, 1998 was a general partner of Brynwood Management, the general partner of Brynwood Partners Limited Partnership, private investment partnerships.

John T. Gray is a general partner of Brynwood Management III L.P., the general partner of Brynwood Partners III L.P., and of Brynwood Management IV L.P., the general partner of Brynwood Partners IV L.P., private investment partnerships. During the period 1984 through 1995, Mr. Gray served as President and Chief Executive Officer of The Genie Company and was Executive Vice President from 1982 to 1984.

Ian B. MacTaggart has been an associate at Brynwood Partners III L.P., a private investment partnership since 1996. Since January 2000, Mr. MacTaggart has been a general partner of Brynwood Management IV L.P., the general partner of Brynwood Partners IV L.P., a private investment partnership. Prior to joining Brynwood Partners, Mr. MacTaggart served as a Senior Associate in the Corporate Finance Department at Merrill Lynch & Company from 1993 to 1996.

C. Alan MacDonald is Managing Partner of CAM Consultants, an independent consulting firm. Prior to that, he was President of The Club Management Company, LLC, a golf club management company. Prior to that he was Managing Partner of Directorship, Inc., a full service board governance consulting firm from 1997 to 1999. During the period 1995 through 1997, Mr. MacDonald was a General Partner of The Marketing Partnership.

Robert Zwartendijk recently retired from Ahold nv, a Dutch supermarket retailer. From 1989 to 1999 Mr. Zwartendijk served as President and Chief Executive Officer of Ahold USA Inc. During the period from 1977 to 1998, Mr. Zwartendijk held various management positions at Ahold and was a member of the Corporate Executive Board of Ahold nv from 1981 to 1999.

Hendrik J. Hartong III has been President and Chief Executive Officer of Lincoln Snacks since October 1998. Prior to joining Lincoln Snacks, Mr. Hartong III served as Vice President of Marketing at Activision, Inc., a developer of computer and video game software, from April 1998. From March 1996 to March 1998, Mr. Hartong III held various product marketing functions at Activision, Inc. Prior to joining Activision, Inc., Mr. Hartong held various sales and marketing positions with Baskin Robbins from 1995 to 1996.

David D. Clarke has been Executive Vice President of Lincoln Snacks since June 2000. Mr. Clarke had previously been Vice President of Sales of Lincoln Snacks since October 1998. Prior to joining Lincoln Snacks, Mr. Clarke served as Vice President of Sales and Marketing for Preferred Brands, Inc., a manufacturer of ethnic food products, from October 1996. Prior to joining Preferred Brands, Mr. Clarke was Vice President of Sales and Marketing for Clarke Ice Cream Company, a distributor of nationally branded ice cream products in Florida, from October 1994.

Joanne W. Prier has been Vice President and Chief Financial Officer of Lincoln Snacks since October 2, 2000. Prior to joining Lincoln Snacks, Ms. Prier was Controller of BICC Cables Corporation-Utility Cable Division, a power cable manufacturer, from 1992 to 2000

(d)	None of the persons identified in Item 3(a) hereof has been involved in any criminal proceedings in the last five years (excluding traffic violations or similar misdemeanors). None of such persons has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations or, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction

(a)	The information required by Item 1004(a) of Regulation M-A and Item 4 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SPECIAL FACTORS — Background

and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board”; “THE SPECIAL MEETING — Proxies and Voting”; “THE MERGER AGREEMENT”; and “MATERIAL FEDERAL INCOME TAX CONSEQUENCES.”

(c)	The information required by Item 1004(c) of Regulation M-A and Item 4 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SUMMARY Interests of Certain Persons in the Merger”; “THE MERGER AGREEMENT — Lincoln Snacks’ Stock Options” and “INTERESTS OF CERTAIN PERSONS IN THE MERGER.

(d)	The information required by Item 1004(d) of Regulation M-A and Item 4 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SUMMARY Appraisal Rights” and “APPRAISAL RIGHTS.”

(e)	No provisions in connection with the transaction have been made to grant unaffiliated security holders access to the corporate files of any of the filing persons or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a),(b),(c),(e)	The information required by Items 1005(a), (b), (c) and (e) of Regulation M-A and Item 5 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board — Background.”

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	Not applicable.

(c)(1)
The information required by Item 1006(c)(1) of Regulation M-A and Item 6 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SUMMARY”; “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board — Background”; “THE MERGER AGREEMENT.”

(c)(2)	There will be no purchase, sale, or transfer of a material amount of the assets of the subject company or any of its subsidiaries.

(c)(3)	The information required by Items 1006(c)(3) of Regulation M-A and Item 6 of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement: “MARKET INFORMATION.”

(c)(4)	The filing persons have no current plans or proposals that would result in any change in the board of directors or management of Lincoln Snacks or any change in a material term of any employment agreement with any executive officer of Lincoln Snacks.

(c)(5)	The filing persons have no current plans or proposals to make any material change in Lincoln Snacks’ corporate structure or business.

(c)(6)	If the proposed merger is consummated, the Common Stock of Lincoln Snacks will no longer be quoted on the OTC Bulletin Board.

(c)(7)	If the proposed merger is consummated, the Common Stock of Lincoln Snacks will become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934.

(c)(8)	Not applicable.

Item 7.	Purpose(s), Alternatives, Reasons and Effects

(a)	The information required by Item 1013(a) of Regulation M-A and Item 7 of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement: “SPECIAL FACTORS — Background and Reasons for the Merger.”

(b)	The information required by Item 1013(b) of Regulation M-A and Item 7 of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement: “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board — Background.”

(c)	The information required by Item 1013(c) of Regulation M-A and Item 7 of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement: “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board — Timing of the Merger.”

(d)	The information required by Item 1013(d) of Regulation M-A and Item 7 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SUMMARY — Interests of Certain Persons in the Merger”; “INTERESTS OF CERTAIN PERSONS IN THE MERGER”; “MATERIAL FEDERAL INCOME TAX CONSEQUENCES”; and “APPRAISAL RIGHTS.”

Item 8.	Fairness of the Transaction

(a),(b)	The information required by Items 1014(a) and (b) of Regulation M-A and Item 8 of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement: “SPECIAL FACTORS.”

(c)	The information required by Item 1014(c) of Regulation M-A and Item 8 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SUMMARY Special Meeting; Record Date” and “THE SPECIAL MEETING — Proxies and Voting.”

(d)	The information required by Item 1014(d) of Regulation M-A and Item 8 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board - Background” and “SPECIAL FACTORS — Opinion of Financial Advisor.”

(e)	The information required by Item 1014(e) of Regulation M-A and Item 8 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SUMMARY Recommendation of Lincoln Snacks’ Board of Directors”; “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board — Background” and “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors.”

(f)	The information required by Item 1014(f) of Regulation M-A and Item 8 of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement: “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board — Background.”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c)	The information required by Items 1015(a), (b) and (c) of Regulation M-A and Item 9 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: ‘SUMMARY — Opinion of Financial Advisor” and “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln Snacks’ Board — Background”; and “SPECIAL FACTORS — Opinion of Financial Advisor.”

Item 10.	Source and Amount of Funds or Other Consideration

(a)	The funds needed in connection with consummation of the proposed merger will come from the working capital of Lincoln Snacks.

(b)	Not applicable.
(c)	The estimated expenses to be incurred in connection with the proposed merger are:
Filing fee	$ 980
Legal fees	60,000
Financial advisory fee	150,000
Printing expenses	59,000
Miscellaneous	3,120
$ 220,000

(d)	No portion of the funds which will be needed to consummate the proposed merger will be borrowed.

Item 11.	Interest in Securities of the Subject Company

(a)	The information required by Item 1008(a) of Regulation M-A and Item 11 of Schedule 13E-3 is hereby incorporated by reference to the following portion of the Proxy Statement: “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

(b)	On June 25, 2001, Brynwood Partners III L.P. converted a portion of a Convertible Subordinated Debenture of Lincoln Snacks which Brynwood acquired from Lincoln Snacks in April 1999. Brynwood converted principal of $3,027,560.12 and related accrued interest of $42,302.89 into 2,240,775 shares of Common Stock of Lincoln Snacks in accordance with the terms of the Convertible Subordinated Debenture.

Other than the foregoing, none of the filing persons had any transaction in the Common Stock of Lincoln Snacks in the past 60 days.

Item 12.	The Solicitation or Recommendation

(d)	The information required by Item 1012(d) of Regulation M-A and Item 12 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “THE SPECIAL MEETING — Proxies and Voting” and “INTERESTS OF CERTAIN PERSONS IN THE MERGER — Lincoln Snacks’ Stock Options.”

(e)	The information required by Item 1012(e) of Regulation M-A and Item 12 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SUMMARY Recommendation of Lincoln Snacks’ Board of Directors”; “SPECIAL FACTORS — Background and Reasons for the Merger; Recommendation of the Lincoln

Snacks’ Board — Recommendation of the Special Committee and the Board of Directors.”

Item 13.	Financial Statements

(a)	The information required by Item 1010(a) of Regulation M-A and Item 13 of Schedule 13E-3 is hereby incorporated by reference to the following portions of the Proxy Statement: “SELECTED FINANCIAL DATA”; Annex C to the Proxy Statement and Annex D to the Proxy Statement.
(b)	Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	No person has been employed, retained or will be compensated to make solicitations or recommendations in connection with the proposed transaction.

(b)	As noted in the Proxy Statement under “THE SPECIAL MEETING — Proxies and Voting,” directors, officers and certain management employees of Lincoln Snacks may solicit proxies from Lincoln Snacks’ stockholders, either personally or by telephone, telegraph or other form of communication and will receive no additional compensation for such services.

Item 15.	Additional Information

(b)	Not applicable.

Item 16.	Exhibits

Exhibit No.	Description

(a)(1)	Notice of Annual Meeting and Proxy Statement (Preliminary Copy) (incorporated by reference to the Notice of Annual Meeting and Proxy Statement filed by Lincoln Snacks on September 21 , 2001 (Commission File No. 000-23048)) (the “Proxy Statement”)

(c)(1)	Presentation materials to the Special Committee of the Board of Directors and the Board of Directors of Lincoln Snacks by BNY Capital Markets, Inc. on August 1, 2001 (incorporated by reference to Exhibit (c)(i) to Amendment No. 1 to this Schedule 13E-3 (Commission File No. 5-53675))

(c)(2)	Opinion letter of BNY Capital Markets, Inc. (incorporated by reference to Annex B to the Proxy Statement)

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex E to the Proxy Statement)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21 , 2001

LINCOLN SNACKS COMPANY

By:	/s/ HENDRIK J. HARTONG III
Hendrik J. Hartong, III Director, President and Chief Executive Officer

BRYNWOOD PARTNERS III L.P.

By: BRYNWOOD MANAGEMENT III, L.P.

By:	/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr. A General Partner

LINCOLN SNACKS ACQUISITION CORP.

By:	/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr. President

BRYNWOOD MANAGEMENT III L.P.

By:	/s/ HENDRIK J. HARTONG, JR.
General Partner

/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr.

/s/ JOHN T. GRAY
John T. Gray